Contact

www.linkedin.com/in/andrew-gibbs-dabney-40415399 (LinkedIn)

Top Skills

Customer Service
Leadership
Management

Languages

English (Full Professional)

Certifications

Arkansas Master Naturalist

Andrew Gibbs-Dabney

Founder & CEO at LIVSN Designs
Bentonville, Arkansas, United States

Summary

Andrew Gibbs-Dabney is the founder and CEO of LIVSN Designs. LIVSN creates versatile outdoor apparel with the mission for its products to have usefulness that outweighs their impact.

Andrew is dedicated to values of sustainability and conscious capitalism. He truly believes business success and social progress go hand in hand and he has built LIVSN on these ideals from day one.

He is from Arkansas, where he grew up exploring the bluffs and hollows of the Ozark Mountains. As an outdoor native, Andrew loves being in nature and mainly spends his time mountain biking, paddling, and camping.

Andrew previously worked at Fayettechill Clothing Company where he learned every moving part of building an apparel brand. Along the way, he became CEO of the company and developed an eye for good apparel design, the knowhow to navigate the supply chain, and the confidence to be an empathetic leader.

Experience

LIVSN Designs
Founder & CEO
January 2018 - Present (7 years 9 months)

LIVSN creates clothing for people who value experiences over stuff. We do this by combining outdoor technicality, modern styling, and durable construction - allowing our customers to "Own less and live more."

Techstars
Mentor
February 2022 - Present (3 years 8 months)
Austin, Texas, United States

Office of Entrepreneurship and Innovation
Venture Mentor
February 2022 - Present (3 years 8 months)
Bentonville, Arkansas, United States

Fayettechill
4 years 4 months

CEO
September 2016 - September 2017 (1 year 1 month)

Believing in the power of a well built team, my priority was for our 25 amazing people to work together toward our company goals. Internally, I worked to ensure that we had the right team doing the right tasks with the right resources. Externally, I worked to position Fayettechill not only for greater sales, but also for greater opportunity to spread our message - Suspend the World in Nature.

COO
October 2015 - September 2016 (1 year)

Oversaw all moving parts and operations for the company. Direct management of sales, finance, operations, production, HR, marketing, and strategy. My personal interests covered people, motivation, and product design.

Director of Web and Logistics
June 2013 - October 2015 (2 years 5 months)

My direct responsibilities covered E-commerce look, feel, integration, fulfillment, and innovation; Inventory management for our warehouse, retail store, and mobile store; Domestic and international shipping logistics; Packaging and materials, and Personnel management.

Being part of a small company, my day to day tasks included product development, retail marketing, finance, photography, and social media marketing.

I managed five employees and an intern that helped to make our division as efficient as possible.

University of Arkansas
Shipping and Receiving Clerk
August 2012 - June 2013 (11 months)

My duties at the bookstore included the delivery of computers and office supplies to campus locations, inventory management, and domestic shipping.

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Education

John Brown University

BS, Major in Organizational Management · (2016)

University of Arkansas

Recreation Management and Philosophy · (2006 - 2010)

Southside